FOR IMMEDIATE RELEASE	May 30, 2008

Micromem Technologies Inc. Adopts Shareholder Rights Plan

TORONTO, ONTARIO, May 30, 2008 – Micromem Technologies Inc. [OTC BB: MMTIF] (“Micromem” or the “Company”) announces that its Board of Directors has adopted a shareholder rights plan (the “Rights Plan”). The Rights Plan, which took effect May 29, 2008, has been adopted to ensure the fair treatment of shareholders in the event of any take-over offer for the Company’s common shares.

The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly. Bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be ‘Permitted Bids’ under the Rights Plan. Permitted Bids are offers to acquire common shares of the Company made by way of take-over bid circular and which must, among other requirements described in the Rights Plan, remain open for at least 60 days.

Micromem is not adopting the Rights Plan in response to, or in anticipation of, any specific take-over bid or proposal to acquire control of the Company. The Rights Plan is similar to plans adopted by other Canadian companies. The full text of the Rights Plan will be available on the SEDAR website at www.sedar.com.

Although effective as of May 29, 2008, the Rights Plan is subject to ratification by the Company’s shareholders at the next meeting of shareholders to be held on June 25, 2008. If ratified by shareholders, the Rights Plan must be confirmed at every third annual meeting thereafter.  If not ratified within six months from today, the Rights Plan and all of the Rights outstanding at the time will terminate.

For further information please contact Jason Baun, Chief Information Officer 1-877-388-8930

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF"
Shares issued: 79,280,045
SEC File No: 0-26005

About Micromem Technologies Inc.

Micromem Technologies, Inc. (www.micromeminc.com) is focused on the development of magnetic random access memory (MRAM) and sensor technology.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking.  Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein.  These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromem’s filings with the Securities & Exchange Commission. There can be no guarantee that Micromem will be able to enter into any commercial arrangements on terms that are favorable to it, or at all. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission.  Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.